03 OCT 23 AM 7:21

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

03032849

10th October, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 9th October 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 9th October 2003, clarifying the announcement made on 8th October 2003 that the interest of ING Bank Global Custody NV in 29,335,243 EMI Group plc Ordinary Shares of 14p each is held solely as the nominee of the beneficial owner, Talpa Beheer BV.

Yours faithfully,

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 03/46

Company Announcements Office,
London Stock Exchange.

9th October, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

We refer to our announcement dated 8th October 2003 indicating that the Company had been informed that ING Bank Global Custody NV held or had an interest in 29,335,243 EMI Group plc Ordinary Shares of 14p each, being 3.72% of the shares in issue. We have since been informed that ING Bank Global Custody NV holds such shares solely as the nominee of the beneficial owner, Talpa Beheer B.V.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231